DORSEY
DORSEY & WHITNEY LLP

DANIEL M. MILLER
(604) 630-5199
FAX (604) 687-8504
miller.dan@dorsey.com

[redacted]

06011287

February 24, 2006

SUPPL

VIA FEDERAL EXPRESS

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
USA
Attention: Filing Desk

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 01 2006
WASH. D.C.
152

Re: XS Cargo Income Fund
Submission Pursuant to Rule 12g3-2(b)
File No. 82-34949

Dear Sirs/Mesdames:

On behalf of our client, XS Cargo Income Fund (the "Fund"), and pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, we enclose copies of the Fund's:

1. News release, dated December 15, 2005
2. News release, dated January 18, 2005
3. News release, dated February 15, 2006.

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and on the first page of each bound document.

Please contact the undersigned if you have any questions about the contents of this letter. Please acknowledge receipt of this submission by date stamping the enclosed copy of this letter and returning it to the undersigned in the enclosed self-addressed stamped envelope.

Yours truly,

Daniel M. Miller

DMM/dmm
Enclosure

cc: Jeff Rootman
XS Cargo GP Inc.
Jeffrey Oke
Burnet, Duckworth & Palmer LLP

PROCESSED
MAR 07 2006
THOMSON
FINANCIAL

3/6

File No. 82-34949

NEWS RELEASE **DECEMBER 15, 2005**

XS CARGO INCOME FUND ANNOUNCES DECEMBER CASH DISTRIBUTION

Edmonton, Alberta - XS Cargo Income Fund (the "Fund") (TSX: "XSC.UN") announced today a cash distribution of $0.09375 per trust unit for the month of December, 2005. The distribution will be paid on January 15, 2006 to holders of record of trust units on December 31, 2005.

The Fund's policy is to pay cash distributions on or about the 15th of each month to unitholders of record on the last business day of the preceding month.

The Fund is an open-ended trust that holds, indirectly, a 51% interest in XS Cargo Limited Partnership ("XS Cargo LP"). XS Cargo LP is one of the largest broadline closeout retailers in Canada with 27 stores in the provinces of Alberta, British Columbia, Saskatchewan, Manitoba and Ontario. The Fund's trust units are listed on the Toronto Stock Exchange under the symbol "XSC.UN".

Additional information about XS Cargo Income Fund is available at www.sedar.com and the Fund's website at www.xscargo.com.

For further information, please contact:

Michael McKenna
President and Chief Executive Officer,
XS Cargo Income Fund
(780) 413-4296

Jeff Rootman
Vice-President, Finance and Chief Financial Officer,
XS Cargo Income Fund
(780) 413-4296

File No. 82-34949

NEWS RELEASE **JANUARY 18, 2006**

XS CARGO INCOME FUND ANNOUNCES JANUARY CASH DISTRIBUTION

Edmonton, Alberta - XS Cargo Income Fund (the "Fund") (TSX: "XSC.UN") announced today a cash distribution of $0.09375 per trust unit for the month of January, 2006. The distribution will be paid on February 15, 2006 to holders of record of trust units on January 31, 2006.

The Fund's policy is to pay cash distributions on or about the 15th of each month to unitholders of record on the last business day of the preceding month.

The Fund is an open-ended trust that holds, indirectly, a 51% interest in XS Cargo Limited Partnership ("XS Cargo LP"). XS Cargo LP is one of the largest broadline closeout retailers in Canada with 27 stores in the provinces of Alberta, British Columbia, Saskatchewan, Manitoba and Ontario. The Fund's trust units are listed on the Toronto Stock Exchange under the symbol "XSC.UN".

Additional information about XS Cargo Income Fund is available at www.sedar.com and the Fund's website at www.xscargo.com.

For further information, please contact:

Michael McKenna
President and Chief Executive Officer,
XS Cargo Income Fund
(780) 413-4296

Jeff Rootman
Vice-President, Finance and Chief Financial Officer,
XS Cargo Income Fund
(780) 413-4296

File No. 82-34949

NEWS RELEASE **FEBRUARY 15, 2006**

XS CARGO INCOME FUND ANNOUNCES FEBRUARY CASH DISTRIBUTION

Edmonton, Alberta - XS Cargo Income Fund (the "Fund") (TSX: "XSC.UN") announced today a cash distribution of $0.09375 per trust unit for the month of February, 2006. The distribution will be paid on March 15, 2006 to holders of record of trust units on February 28, 2006.

The Fund's policy is to pay cash distributions on or about the 15th of each month to unitholders of record on the last business day of the preceding month.

The Fund is an open-ended trust that holds, indirectly, a 51% interest in XS Cargo Limited Partnership ("XS Cargo LP"). XS Cargo LP is one of the largest broadline closeout retailers in Canada with 27 stores in the provinces of Alberta, British Columbia, Saskatchewan, Manitoba and Ontario. The Fund's trust units are listed on the Toronto Stock Exchange under the symbol "XSC.UN".

Additional information about XS Cargo Income Fund is available at www.sedar.com and the Fund's website at www.xscargo.com.

For further information, please contact:

Michael McKenna
President and Chief Executive Officer,
XS Cargo Income Fund
(780) 413-4296

Jeff Rootman
Vice-President, Finance and Chief Financial Officer,
XS Cargo Income Fund
(780) 413-4296